UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2008

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F      X             Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date : July 31, 2008	By	/s/ Naoki Imaoka
Naoki Imaoka
Chief Manager
Corporate Administration Division

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Establishment of Subsidiary for Issuance of “Non-dilutive” Preferred Securities

Tokyo, July 31, 2008—The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU; President: Katsunori Nagayasu) hereby announces that its Board of Directors resolved to establish a wholly owned subsidiary, BTMU Preferred Capital 7 Limited, in the Cayman Islands in order to issue preferred securities (“Non-dilutive Preferred Securities”).

The general terms of the Non-dilutive Preferred Securities are as described below, and the specific terms and conditions of the issue will be determined at a later date. The issuance of the Non-dilutive Preferred Securities is expected to increase our Tier I capital under the BIS capital adequacy requirements.

Issuer	BTMU Preferred Capital 7 Limited
A special purpose subsidiary to be newly established in the Cayman Islands under the laws of the Cayman Islands, and in which our Company will have 100% voting rights.

Type of Security	Japanese Yen-denominated non-cumulative perpetual preferred securities
No right to convert into BTMU’s common shares is granted.

Issue Amount	To be determined, taking subscriber’s demand into consideration, with an amount of 100 billion Japanese Yen for the above securities. (up to a maximum amount of 130 billion Japanese Yen)

Dividends	Undecided

Use of Proceeds	To be provided to BTMU as subordinated loans in order to strengthen our capital base and to be used for our general corporate purposes.

Liquidation Preference	The Non-dilutive Preferred Securities rank, as to rights to liquidation preferences, effectively, junior to the general creditors and subordinated creditors of BTMU, senior to the BTMU’s common shares, and pari passu with BTMU’s preferred shares.

Method of Offering	Private placement to MUFG Capital Finance 7 Limited, which is the subsidiary of Mitsubishi UFJ Financial Group, Inc.

Note: The implementation of the proposed transactions is subject to valid notifications and approvals based on applicable laws and regulations.

*      *      *

This press release has been prepared for the purpose of publicly announcing BTMU’s acquisition of subsidiary shares in connection with the issuance of preferred securities and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. The preferred securities have not been and will not be registered under the U.S. Securities Act of 1933 (the “1933 Act”). This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any offer or sale of the preferred securities in the United States absent registration or an applicable exemption from the registration requirements under the 1933 Act.